Via Facsimile and U.S. Mail
Mail Stop 6010


August 19, 2005


Mr. Christopher Walls
Chief Executive Officer,
President and General Counsel
Opticare Health Systems, Inc.
87 Grandview Avenue,
Waterbury, CT  06708


Re:	Opticare Health Systems, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 31, 2005
	File No. 000-11498


Dear Mr. Walls:

	We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and ..., page 25

Liquidity and Capital Resources, page 30

1. Please provide us disclosure that addresses material changes in the drivers underlying your operating cash flows, including the specific cash inflows and outflows generated, for the periods presented. Your discussions should focus on the primary underlying drivers and other material factors necessary in understanding the historical and future cash flows, rather than merely describing items identified on the face of the statement of cash flows. Refer to
Section IV of Financial Reporting Release 72.

Item 9A.  Controls and Procedures, page 46

2. We note that your principal executive and principal financial officers concluded that your "disclosure controls and procedures were adequate and effective to ensure that material information relating to [you] ... was made known to them by others within those entities, particularly during the period in which this Annual Report on Form 10-K was being prepared." Please tell us how this disclosure complies with Item 307 of Regulation S-K, as: (a) the definition of disclosure controls and procedures, in Exchange Act Rule 13a-15, would appear to encompass more than just ensuring material information was made known to them and (b) Item 307 appears to indicate that the evaluation should have been as of the end of the period covered by the Annual Report, not the period it was prepared.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

3.  Summary of Significant Accounting Policies, page F-7

Services Revenue, page F-9

3. On page F-26, we noted that you contract with OptiCare, P.C. to provide the services to patients and that your former CEO is the sole nominee shareholder of OptiCare, P.C. In light of all this, please tell us why your recognition of services revenue based on established rates reduced by an estimate for contractual allowances that arise due to the terms of certain reimbursement contracts with third-party payors is appropriate, as opposed to the amount you would receive from OptiCare, P.C. If you consolidate OptiCare, P.C., please explain your interest in OptiCare, P.C. and address the applicability of and your compliance with ARB 51, FIN 46(R), EITF 97-2 and any other relevant guidance. Otherwise, please cite the paragraphs in the AICPA accounting and auditing guide on health care organizations supporting your revenue recognition.

4.  Discontinued Operations, page F-14

4. We noted that, in connection with the sale of the distribution business to your chairman, you committed to purchase a specified amount of optical products each year and that you retained the lease obligation on the facility. In light of all this, please tell us how you have concluded that you would not have any significant continuing involvement in the operations of the business after the sale, as contemplated by paragraph 42 of SFAS 144.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Keira Ino, Staff Accountant, at (202) 551-
3659
or Oscar Young, Senior Staff Accountant, at (202) 551-3622 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.


Sincerely,


							for Jim B. Rosenberg
Senior Assistant Chief       Accountant
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Mr. Christopher Walls
Opticare Health Systems, Inc.
August 19, 2005
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